Rule 12g3-2(b) File No. 82/5168

04 FEB -9 AM 7:21

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04012702

5 February 2004

Orange S.A
<u>Rule 12g3-2(b) File No. 82/5168</u>

SUPPL

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Anna Richardson
Secretariat Executive

Enclosure: - Statement dated 4 February 2004 "Orange 2003 full year results".

4th February 2004 – France Telecom S.A. today announced its 2003 full year revenues which contained the following information relating to Orange S.A.

Orange 2003 full-year results:

- **9% revenue increase on a comparable basis (5% on a historical basis)**
- **nearly 50 million customers at the end of 2003**

Orange Revenues 2003 and 2002*

	In millions of euros	Full Year 2003	Full Year 2002 Historical	% Change 2003/2002 Historical	Full Year 2002 on a comparable basis	% Change 2003/2002 on a comparable basis
	Total revenues	**17,941**	**17,085**	**5.0**	**16,463**	**9.0**
of which	Orange France	7,983	7,651	4.3	7,651	4.3
	Orange UK	5,819	5,961	(2.4)	5,418	7.4
	Orange Rest of World	4,315	3,657	18.0	3,574	20.7
	Inter segment eliminations	*(176)*	*(184)*	*(4.3)*	*(180)*	*(2.2)*

* *Unaudited figures*

The number of customers continued to show steady growth, with a customer base totalling nearly 50 million. In particular, the number of customers in the Rest of World segment increased by 28.1% on a comparable basis. Growth in the customer base accelerated significantly in the fourth quarter with the addition of 2.2 million new customers. Orange retained its leadership in market share in France (48.8%).

Orange also continued to refocus on high value customers. Favorable ARPU trends were confirmed – annual ARPU increased in France in 2003 for the first time – with an improvement in the customer mix. Contract customers accounted for 57.9% of the customer base in France and 32.7% in the United Kingdom. Non-voice services experienced strong growth, representing 12.7% of network revenues at the end of 2003, up from 10.7% at the end of 2002. Average usage per user (AUPU) also experienced robust growth, rising 10.5% in France and 4.3% in the UK in one year.

Network revenues increased 9.8% on a comparable basis and 5.8 percent on a historical basis.

The launch of Orange World at the end of October 2003 reinforced the development of multimedia usage. At December 31, 2003, Orange had recruited 1.9 million multimedia contract customers in France, Switzerland and the United-Kingdom.

		Year 2003	Year 2002	Change (in %)
Customer base (in thousands)				
	Orange France of which contract	20,329 *57.9%*	19,216 *55.6%*	5.8
	Orange UK of which contract	13,649 *32.7%*	13,312 *31.8%*	2.5
	Orange Rest of World Of which contract	15,161 *32.8%*	11,839 *33.3%*	28.1
	TOTAL Orange	49,139	44,367	10.8

Total ARPU (contract and prepay services)				
	Orange France (in €)	379	377	0.5
	Orange UK (in £)	271	259	4.6
Total AUPU (in minutes per month)				
	Orange France	158	143	10.5
	Orange UK	146	140	4.3
Share of non-voice services in network revenues (in %)				
	Orange France	11.7%	8.9%	
	Orange UK	15.9%	14.3%	
	Orange Rest of World	10.2%	8.4%	
	TOTAL Orange	12.7%	10.7%	

Key commercial indicators per market

France (incl. Caraïbes and Réunion)	**Twelve months ended 31 December** **2003**	**2002 pro forma**
Customers (in thousands) (period end)	20,329	19,216
Of which Contract customers	11,763	10,683
Recurring network revenues (€ in millions)	7,371	6,989
Equipment and other revenues (€ in millions)	612	662
Total revenues (€ in millions)	7,983	7,651
Annual average revenue per user (€)(7)	379	377
Contract	546	560
Prepay	160	163
UK		
Customers (in thousands) (period end)	13,649	13,312
Of which Contract customers	4,457	4,238
Recurring network revenues (€ in millions)	5,221	4,858
Equipment and other revenues (€ in millions)	598	560
Total revenues (€ in millions)	5,819	5,418
Annual average revenue per user (£)(5)	271	259
Contract	569	557
Prepay	128	125
Belgium – Mobistar		
Customers (in thousands) (period end)	2,615	2,305
Total revenues (€ in millions)	1,167	1,004
Annual average revenue per user (€)	416	402
Denmark – Orange		
Customers (in thousands) (period end)	576	509
Total revenues (€ in millions)	258	241
Annual average revenue per user (€)	373	339
Egypt – MobiNil (at 71.25%)		
Customers (in thousands) (period end)	2,131	1,626
Total revenues (€ in millions)	372	286
Annual average revenue per user (€)	194	281
The Netherlands – Orange		
Customers (in thousands) (period end)	1,326	1,024
Total revenues (€ in millions)	465	400
Annual average revenue per user (€)	402	333
Romania – Orange		
Customers (in thousands) (period end)(9)	3,317	2,211
Total revenues (€ in millions)	467	328
Annual average revenue per user (€)	169	202
Slovakia – Orange		
Customers (in thousands) (period end)	2,065	1,713
Total revenues (€ in millions)	392	324
Annual average revenue per user (€)	198	198
Switzerland – Orange		
Customers (in thousands) (period end)	1,085	963
Total revenues (€ in millions)	775	670
Annual average revenue per user (€)	712	721
Other Countries		
Customers (in thousands) (period end)	2,046	1,488
Total revenues (€ in millions)	403	313
Total Rest of World (excl. shared group functions)		
Customers (in thousands) (period end)	15,161	11,839
Total revenues (€ in millions)	4,299	3,566
Total Orange		
Customers (in thousands) (period end)	49,139	44,367